REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of Physicians Resource Group, Inc.:

We have audited the accompanying combined balance sheet of Eye Associates, S.C. and Excimer Laser Associates, Ltd. as of December 31, 1995, and the related combined statements of earnings, owners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eye Associates, S.C. and Excimer Laser Associates, Ltd. as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                                        ARTHUR ANDERSEN LLP



Dallas, Texas,
January 23, 1997

                EYE ASSOCIATES, S.C. AND EXCIMER LASER ASSOCIATES, LTD.


                                COMBINED BALANCE SHEETS


                                                                     December 31,      June 30,
                ASSETS                                                   1995            1996
                ------                                               -----------      -----------
                                                                                      (Unaudited)
CURRENT ASSETS:
        Cash and cash equivalents                                      $ 69,390        $133,454
        Accounts receivable, net of allowance for
                doubtful accounts of $5,851 and $3,595, at
                December 31, 1995, and June 30, 1996 (unaudited),
                respectively                                            220,396         135,428
        Prepaid expenses and other current assets                        56,682          22,652
                                                                       --------         -------
                        Total current assets                            346,468         291,534

PROPERTY AND EQUIPMENT, net                                             283,013         266,594
                                                                        -------         -------
                        Total assets                                   $629,481        $558,128
                                                                        =======         =======
        LIABILITIES AND OWNERS' EQUITY

CURRENT LIABILITIES:
        Current portion of long-term debt                              $ 34,180        $ 29,180
        Accounts payable and accrued expenses                            10,261           9,606
        Accrued salaries and benefits                                    16,108          18,103
                                                                         ------          ------
                Total current liabilities                                60,549          56,889

LONG-TERM LIABILITIES:
        Payable to related parties                                       32,000          32,000
        Other liabilities                                                31,058          30,210
        Long-term debt, net of current portion                          236,004         227,176
                                                                        -------         -------
                Total liabilities                                       359,611         346,275

OWNERS' EQUITY                                                          269,870         211,853
                                                                        -------         -------
                Total liabilities and owners' equity                   $629,481        $558,128
                                                                        =======         =======



The accompanying notes are an integral part of these combined financial statements.

                    EYE ASSOCIATES, S.C. AND EXCIMER LASER ASSOCIATES, LTD.


                                COMBINED STATEMENTS OF EARNINGS


                                                                        For the Six-Months Ended
                                                                                June 30,
                                                       December 31,             --------
                                                           1995           1995            1996
                                                       ------------     ---------       --------
                                                                               (Unaudited)
REVENUES:
        Medical service revenues, net                   $1,961,174      $956,326        $750,136

COSTS AND EXPENSES:
        Compensation to physician owners                   721,599       287,154         353,934
        Salaries, wages, and benefits                      479,169       235,202         218,920
        Pharmaceuticals and supplies                        23,396        10,513          9,560
        General and administrative expenses                552,365       218,659         195,981
        Depreciation and amortization                      235,205       117,709          19,755
        Interest expense                                    67,405        33,408          10,003
        Gain on sale of equipment                         (191,298)         -               -
                                                         ---------       -------         -------
                Total costs and expenses                 1,887,841       902,645         808,153
                                                         ---------       -------         -------
                Net earnings (loss)                     $   73,333      $ 53,681        $(58,017)
                                                         =========       =======         =======

SUPPLEMENTAL DISCLOSURE:
        Combined compensation to and net
        earnings of the physician owners                $  794,932      $340,835        $295,917
                                                         =========       =======         =======



        The accompanying notes are an integral part of these combined financial statements.

               EYE ASSOCIATES, S.C. AND EXCIMER LASER ASSOCIATES, LTD.


                        COMBINED STATEMENT OF OWNERS' EQUITY



BALANCE, December 31, 1994                                      $     224,536
        Net earnings                                                   73,333
        Distributions to owners                                       (27,999)
                                                                      -------
BALANCE, December 31, 1995                                            269,870
        Net loss (unaudited)                                          (58,017)
                                                                      -------
BALANCE, June 30, 1996 (unaudited)                              $     211,853







The accompanying notes are an integral part of these combined financial statements.

                                    EYE ASSOCIATES, S.C. AND EXCIMER LASER ASSOCIATES, LTD.


                                                COMBINED STATEMENTS OF CASH FLOWS


                                                                                                           For the Six-Months
                                                                                                                  Ended
                                                                                              December 31,       June 30,
                                                                                                 1995       1995        1996
                                                                                                 ----       ----        ----
                                                                                                              (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
        Net earnings (loss)                                                                  $  73,333   $ 53,681    $(58,017)
        Adjustments to reconcile net earnings (loss) to net cash
                provided by operating activities-
                        Depreciation and amortization                                          235,205    117,709      19,755
                        Gain on sale of equipment                                             (191,298)      -           -
                        Changes in assets and liabilities-
                                (Increase) decrease in-
                                        Accounts receivable, net                                  (197)    33,279      84,968
                                        Prepaid expenses and other assets                       87,470     67,597      34,030
                                Increase (decrease) in-
                                        Accounts payable and accrued expenses                  (47,956)   (37,949)     (1,503)
                                        Accrued salaries and benefits                           (1,612)    42,007       1,995
                                                                                                 -----     ------       -----
                                        Net cash provided by operating activities              154,945    276,324      81,228
                                                                                               -------    -------      ------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchases of property and equipment                                                    (47,717)   (23,292)     (3,336)
        Proceeds from sale of equipment                                                        500,125       -           -
                                                                                               -------     ------       -----
                                        Net cash provided by (used in) investing activities    452,408    (23,292)     (3,336)
                                                                                               -------     ------       -----
CASH FLOWS FROM FINANCING ACTIVITIES:
        Payment of debt                                                                       (558,357)   (91,002)    (13,828)
        Equity distributions to owners                                                         (27,999)      -           -
                                                                                                ------     ------      ------

                                        Net cash used in financing activities                 (586,356)   (91,002)    (13,828)
                                                                                               -------     ------      ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                            20,997    162,030      64,064
CASH AND CASH EQUIVALENTS, beginning of year                                                    48,393     48,393      69,390
                                                                                                ------    -------      ------
CASH AND CASH EQUIVALENTS, end of year                                                       $  69,390   $210,423    $133,454
                                                                                                ======    =======     =======
SUPPLEMENTAL DISCLOSURE:
        Cash paid for interest                                                               $  69,221   $ 31,347    $ 10,875



                        The accompanying notes are an integral part of these combined financial statements.

          EYE ASSOCIATES, S.C. AND EXCIMER LASER ASSOCIATES, LTD.

                  NOTES TO COMBINED FINANCIAL STATEMENTS



1. Business, Organization and Basis of Presentation:

   Eye Associates, S.C. and Excimer Laser Associates, Ltd. (collectively "EA"), are affiliated through common ownership, and are professional service corporations that are engaged in the practice of medicine specializing in ophthalmology, with practices in Olympia Fields, Illinois.

   The accompanying financial statements reflect the combined operations of the affiliated practices and have been prepared on the accrual basis of accounting. The supplemental caption on the combined statements of earnings, "Combined compensation to and net earnings of the physician owners," reflects the total earnings available to the physician owners for each period.

2. Summary of Significant Accounting Policies:

Cash and Cash Equivalents

   EA considers all highly-liquid instruments with original maturities of three months or less, as cash and cash equivalents.

Accounts Receivable

   Accounts receivable primarily consist of receivables from patients, insurers, government programs, and other third-party payors for medical services provided by physicians. Such amounts are reduced by an allowance for contractual adjustments and other uncollectible amounts. Contractual adjustments result from the differences between the rates charged by the physicians for services performed and the amounts allowed by the Medicare and Medicaid programs and other public and private insurers.

Property and Equipment

   Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is calculated using accelerated methods over the estimated useful lives of the assets. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized.

Income Taxes

   The accompanying combined financial statements reflect the operations of an S corporation and a C corporation. For the S corporation, income tax liabilities are the responsibility of the owner. The C corporation has historically not incurred significant tax liabilities for federal or state income taxes. Compensation to physician owners has traditionally reduced taxable income to nominal levels. This relationship would be expected to continue in the absence of the acquisition referred to in Note 9. Because of this practice, a provision for income taxes and deferred tax assets and liabilities of the taxable entities have not been reflected in these combined financial statements. The consistent presentation of the combined financial statements on a pretax basis also provides comparability that would not otherwise be the case when presenting a combination of various taxable and nontaxable entities.
Revenues

   Medical service revenues are accounted for in the period in which the services are provided. The revenues are reported at the estimated realizable amounts from patients, third-party payors, and others.
Provisions for estimated third-party payor adjustments are estimated and recorded in the period the related services are provided. Any adjustment to the amounts is recorded in the period in which the revised amount is determined. A significant portion of EA medical service revenues is related to Medicare and other governmental programs. Medicare and other governmental programs reimburse physicians based on fee schedules which are determined by the related governmental agency.
Additionally, EA participates in agreements with managed care organizations to provide services at negotiated rates.

New Accounting Pronouncement

   The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ( SFAS ) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Adoption of this standard is required for financial statements for fiscal years beginning after December 15, 1995. Earlier application is encouraged. EA does not expect the new standard to have a material effect on EA's results of operations.

Concentration of Credit Risk

   EA extends credit to patients covered by programs such as Medicare, Medicaid, and private insurers. EA manages credit risk with the various public and private insurance providers, as appropriate.
Allowances for doubtful accounts have been made for potential losses, when appropriate.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Financial Information

   The unaudited interim combined financial statements as of June 30, 1996, and for the six-months ended June 30, 1996 and 1995, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying unaudited combined financial statements reflect, in the opinion of management, all adjustments necessary for a fair presentation of the unaudited combined financial statements. All such adjustments are of a normal and recurring nature.

3.      Property and Equipment:

        Property and equipment consists of the following:

                                                         Estimated Useful      December 31,
                                                           Lives (Years)          1995
                                                         ----------------      ------------
        Furniture and equipment                                 5-7             $677,158
        Leasehold improvements                                  5-10             276,042
                                                                                 -------
        Total                                                                    953,200
                                                                                 -------
        Less- Accumulated depreciation and amortization                         (670,187)
                                                                                 -------
                Property and equipment, net                                     $283,013
                                                                                 =======

In November 1995, EA recorded a gain of $191,298 from the disposition of EA's excimer laser.

4. Long-Term Debt:

   Long-term debt consists of the following as of December 31, 1995:

                Note payable to bank, bearing interest at 9.5%. Payments of principal ($765) and interest due monthly with balance due September 1997.
                                $220,184

                Note payable to related party, unsecured, bearing interest at prime plus 1% (9.5% at December 31, 1995), due November 1, 1999.
                                  25,000

                Note payable to related party, unsecured, bearing interest at 8.75%, due on demand.

                                  25,000
                                  ------
                        Total
                                 270,184

                                Less - Current portion

                                 (34,180)
                                  ------
                                Long-term debt excluding current portion
                                $236,004
                                 =======

As of December 31, 1995, the aggregate amounts of annual principal maturities of long-term debt are as follows:

                1996                            $  34,180
                1997                              211,004
                1998                                 -
                1999                               25,000
                2000                                 -
                Thereafter                           -
                                                 --------
                        Total                    $220,184
                                                  =======

5. Operating Leases:

   The building where EA conducts business is leased under a noncancelable operating lease. At December 31, 1995, the minimum annual lease commitment under the noncancelable operating lease is as follows:

                1996                             $ 98,156
                1997                              100,700
                1998                              103,244
                1999                              105,788
                2000                               44,520
                Thereafter                           -
                                                  -------
                        Total                    $452,408
                                                  =======

   Rent expense on the building was $95,612 for the year ended December 31, 1995. Rent for medical and office equipment amounted to approximately $65,246 for the year ended December 31, 1995.

6. Related-Party Transactions:

   Included in prepaid expenses and other current assets are related party receivables of $11,297. The payable to related parties included in long-term liabilities is a non-interest bearing advance from the Company's shareholders which is due on demand. The Company's shareholders do not intend to demand repayment of the advance within one year.

7.  Employee Benefit Plan:

    EA has a 408(k) simplified employee benefit plan (the "Plan"), which provides for EA to make discretionary contributions. EA pays all general and administrative expenses of the Plan. EA made no contributions to the Plan in 1995. An officer of EA is the trustee of the plan.

    EA does not provide postretirement or postemployment benefits to employees.

8. Disclosures About The Fair Value Of Financial Instruments:

    SFAS No. 107, Disclosure About The Fair Value of Financial Instruments, requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, the carrying amounts of accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these instruments.

    The carrying amount of EA's long-term debt approximates fair value due to EA's ability to obtain such borrowings on comparable terms.

9. Subsequent Event:

    On August 20, 1996, EA completed a stock-for-stock merger transaction with Physicians Resource Group, Inc. (PRG), in exchange for 100,000 shares of PRG common stock.

    The combined financial statements of EA have been prepared as supplemental information about the entities which PRG acquired. EA previously operated as separate independent entities. The historical financial position, results of operations, and cash flows do not reflect any adjustments relating to the acquisition.